                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          SCHEDULE TO (AMENDMENT NO. 1)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Angeles Partners X
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


Transaction valuation*                               Amount of filing fee**
----------------------                               ----------------------
$ 525,047.04                                         $ 42.48

* For purposes of calculating the fee only. This amount assumes the purchase of 7,616 units of limited partnership interest of the subject partnership for $68.94 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of cash offered by the bidder.

**   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                     Filing Party:

Form or Registration No.:                      Date Filed:


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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



                         AMENDMENT NO. 1 TO SCHEDULE TO


         This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO ("Schedule TO"), originally filed on November 10, 2003, relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest of Angeles Partners X, a California limited partnership, at a price of $68.94 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 10, 2003, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 12.  EXHIBITS.

(a)(5)   Supplement to Offer to Purchase dated November 10, 2003.



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



                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  November 10, 2003
                                                AIMCO PROPERTIES, L.P.

                                                By:  AIMCO-GP, INC.
                                                     Its General Partner



                                                By:  /s/ Patrick J. Foye
                                                     --------------------------
                                                     Patrick J. Foye
                                                     Executive Vice President




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




                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
(a)(5)            Supplement to Offer to Purchase dated November 10, 2003.







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